

Financial Information
For Use By We Funder Only

For 2018, 2019, 2020 year-to date

      Balance Sheet

      Cash Flow Statement

      Profit and Loss Statement

Notes for Financial Statements

Shareholders Equity as of November 30, 2020

Get Clean Online

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking	5,376.88
Total Bank Accounts	**$5,376.88**
Total Current Assets	**$5,376.88**
TOTAL ASSETS	**$5,376.88**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,000.00
Total Accounts Payable	**$5,000.00**
Total Current Liabilities	**$5,000.00**
Long-Term Liabilities	
William Howard	50,000.00
Total Long-Term Liabilities	**$50,000.00**
Total Liabilities	**$55,000.00**
Equity	
Retained Earnings	
Net Income	-49,623.12
Total Equity	**$ -49,623.12**
TOTAL LIABILITIES AND EQUITY	**$5,376.88**

Get Clean Online

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-49,623.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	5,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**5,000.00**
Net cash provided by operating activities	**$ -44,623.12**
FINANCING ACTIVITIES	
William Howard	50,000.00
Net cash provided by financing activities	**$50,000.00**
NET CASH INCREASE FOR PERIOD	**$5,376.88**
CASH AT END OF PERIOD	**$5,376.88**

Get Clean Online

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Accounting	1,800.00
Contract Labor	25,500.00
Development	
Software Development	10,500.00
Total Development	**10,500.00**
Insurance	362.96
Legal & Professional Services	4,550.00
Meals & Entertainment	130.24
Office Supplies & Software	871.02
Other Business Expenses	4,274.90
Rent & Lease	929.00
Taxes & Licenses	205.00
Travel	500.00
Total Expenses	**$49,623.12**
NET OPERATING INCOME	**$ -49,623.12**
Other Expenses	
Other Miscellaneous Expense	
Deferred Comp	0.00
Total Other Miscellaneous Expense	**0.00**
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -49,623.12**

Get Clean Online

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking	378.74
Total Bank Accounts	**$378.74**
Total Current Assets	**$378.74**
TOTAL ASSETS	**$378.74**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Gene Gilchrist loan	4,648.98
William Howard	54,684.27
Total Long-Term Liabilities	**$59,333.25**
Total Liabilities	**$59,333.25**
Equity	
Retained Earnings	-49,623.12
Net Income	-9,331.39
Total Equity	**$ -58,954.51**
TOTAL LIABILITIES AND EQUITY	**$378.74**

Get Clean Online

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-9,331.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-5,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,000.00**
Net cash provided by operating activities	**$ -14,331.39**
FINANCING ACTIVITIES	
Gene Gilchrist loan	4,648.98
William Howard	4,684.27
Net cash provided by financing activities	**$9,333.25**
NET CASH INCREASE FOR PERIOD	**$ -4,998.14**
Cash at beginning of period	5,376.88
CASH AT END OF PERIOD	**$378.74**

Get Clean Online

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Contribution from Interested Party	250.00
Total Income	**$250.00**
GROSS PROFIT	**$250.00**
Expenses	
Accounting	837.72
Advertising & Marketing	66.97
Bank Charges	120.00
Development	1,188.00
Software Development	0.00
Total Development	**1,188.00**
Insurance	589.11
Interest - Convertible Debt	4,797.75
Meals & Entertainment	94.66
Office Supplies & Software	577.18
Rent & Lease	1,120.00
Taxes & Licenses	190.00
Total Expenses	**$9,581.39**
NET OPERATING INCOME	**$ -9,331.39**
NET INCOME	**$ -9,331.39**

Get Clean Online

BALANCE SHEET

As of November 30, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking	620.55
Total Bank Accounts	**$620.55**
Total Current Assets	**$620.55**
TOTAL ASSETS	**$620.55**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Gene Gilchrist loan	0.00
William Howard	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Member's Equity	
Bekki Jo Tressler - member	0.00
Gene Gilchrist - member	21,038.30
James Norton - member	0.00
Kevin Pangburn - member	0.00
Ladies of Promise, Inc - member	0.00
Mary Curnette - member	0.00
Michael Coleman - member	0.00
Randy Scherer - member	0.00
Raymond Tri - member	0.00
William Howard - member	61,009.49
Total Member's Equity	**82,047.79**
Retained Earnings	-58,954.51
Net Income	-22,472.73
Total Equity	**$620.55**
TOTAL LIABILITIES AND EQUITY	**$620.55**

Get Clean Online

STATEMENT OF CASH FLOWS

January - November, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-22,472.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -22,472.73**
FINANCING ACTIVITIES	
Gene Gilchrist loan	-4,648.98
William Howard	-54,684.27
Member's Equity:Bekki Jo Tressler - member	0.00
Member's Equity:Gene Gilchrist - member	21,038.30
Member's Equity:James Norton - member	0.00
Member's Equity:Kevin Pangburn - member	0.00
Member's Equity:Ladies of Promise, Inc - member	0.00
Member's Equity:Mary Curnette - member	0.00
Member's Equity:Michael Coleman - member	0.00
Member's Equity:Randy Scherer - member	0.00
Member's Equity:Raymond Tri - member	0.00
Member's Equity:William Howard - member	61,009.49
Net cash provided by financing activities	**$22,714.54**
NET CASH INCREASE FOR PERIOD	**$241.81**
Cash at beginning of period	378.74
CASH AT END OF PERIOD	**$620.55**

Get Clean Online

PROFIT AND LOSS

January - November, 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Accounting	819.99
Bank Charges	132.00
Development	1,089.00
Software Development	8,800.00
Total Development	**9,889.00**
Insurance	543.87
Interest - Convertible Debt	6,880.70
Legal & Professional Services	2,216.95
Meals & Entertainment	308.84
Office Supplies & Software	786.38
Rent & Lease	880.00
Taxes & Licenses	15.00
Total Expenses	**$22,472.73**
NET OPERATING INCOME	**$ -22,472.73**
NET INCOME	**$ -22,472.73**



Statement of Member Equity

Liabilities	November 30, 2020
William G. Howard	$61,009.49
Loan Outstanding Gene Gilchrist	<u>21,038.30</u>
Total Members Equity	$82,047.79

<p style="text-align:center">Get Clean Online, LLC
Notes on Financial Statements Dated November 30, 2020</p>

<u>The Company</u>
Get Clean Online, LLC is a Kentucky Limited Liability Company going under the d/b/a/ Stay Clean. The initial Articles of Incorporation were filed on February 21, 2017, as a Single Member LLC. Michael Coleman was the sole Member.

On October 21, 2020, an amended Operating Agreement was adopted and additional membership interest awarded.

<u>Fiscal Year & Basis of Accounting</u>
The Company operates on a December 31 year-end. Accrual accounting is used.

<u>Risks and Uncertainties</u>
The Company has not generated any revenue to date and is an early-stage startup. As such, it must be considered a highly risky venture.

<u>Assets</u>
The Company has no fixed assets at this time.

<u>Liabilities</u>
The Company has no known liabilities as of November 30, 2020.

<u>Equity</u>
As of November 30, 2020, 7,700,000 Common Membership Units and 164,890 Series A Preferred Membership Units have been issued.